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THE GOLDMAN SACHS GROUP, INC. | 85 BROAD STREET | NEW YORK, NEW YORK 10004
TEL: 212-902-1000

                                                                         GOLDMAN
                                                                         SACHS

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January 9, 2006



United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. Donald Walker
            Senior Assistant Chief Accountant
            Mail Stop 4561

Re:  The Goldman Sachs Group, Inc.
     Form 10-K for Fiscal Year Ended November 26, 2004

Dear Mr. Walker:

We are in receipt of the letter, dated December 15, 2005, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the Company), from the staff (the Staff) of the Securities and Exchange Commission (the Commission) regarding the above-referenced filing. This letter responds to that letter. To facilitate the Staff's review of our response, we have first reproduced below the Staff's comment. Our response immediately follows.

FINANCIAL STATEMENTS, NOTE 2. SIGNIFICANT ACCOUNTING POLICIES, REVENUE RECOGNITION, PAGE 102

We note your disclosure that you carry physical commodities at fair value. Please tell us the authoritative literature you relied upon in determining that it was appropriate to carry physical commodities at fair value. If you apply the guidance in the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (AICPA Broker-Dealer Guide) to these positions, please identify the legal entities that own the physical commodities and tell us whether these legal entities are regulated broker-dealer subsidiaries. If you apply the guidance in the AICPA Broker-Dealer Guide to non-regulated broker-dealer subsidiaries, please tell us why you believe that these entities are included in the scope of the guide.

RESPONSE:

We disclose in the Significant Accounting Policies section of our financial statements that we carry physical commodities at fair value. The authoritative literature we have relied upon to do so is the guidance contained in the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (the Guide)(1).

The principal legal entity in which we record the trading of physical commodities is J. Aron & Co., our commodities dealer, which prior to Goldman Sachs becoming a Consolidated Supervised Entity (CSE) in April 2005 was not an entity subject to direct regulation by the SEC.

The business of Goldman Sachs is principally that of a global broker-dealer and today the vast majority of our operations are conducted in over 500 consolidated legal entities that are engaged in a broad range of broker-dealer activities (as described in the Guide) throughout the world, all of which we have included within the scope of the Guide. Some of these individual legal entities are regulated by the SEC on a standalone basis; some are regulated in other jurisdictions or by other domestic regulatory bodies; and some, like J. Aron & Co., prior to our becoming a CSE in 2005, were not subject to direct supervision by any regulatory regime.

Given this historical framework, we have consistently applied the principles outlined in the Guide to all of the legal entities in which we conduct broker-dealer activities, whether such entities are regulated or not. We believe that it would have been inappropriate to have applied disparate accounting principles to our global broker-dealer activities solely based on the legal entity in which such activities had been conducted.

We have therefore applied fair value accounting to all of our trading and investing positions, including bank loans, loan commitments, mortgage whole loans, nonmarketable equity securities and physical commodities, and have disclosed the broad use of fair value accounting in our financial statements since becoming a public company in 1999(2).

We believe that the ability to consistently apply fair value accounting to all of our consolidated broker-dealer activities is fundamental to the accurate presentation of the results of such business activities, to the way we manage our business and its associated risks, and to the way we are now regulated as a CSE.

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not

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(1)  We have also looked to the AICPA Practice Aid, Audits of Futures Commission
     Merchants, Introducing Brokers, and Commodity Pools which, although non-authoritative, is referred to in the Guide and which states that the accounting principles used by nonregulated commodities dealers should be in conformity with the accounting principles set forth in the Guide.

(2) We do not apply fair value accounting to our broker-dealer activities where the Guide does not afford special treatment in that regard. For example, we do not apply fair value to equity method investments, investments in real estate, nonderivative energy trading contracts or physical power plants.

assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We would of course be happy to come to Washington to discuss this with you further at your convenience. Please feel free to contact me at (212) 902-5675 at any time.

Sincerely,

/s/ Sarah Smith

Sarah Smith
Controller and Chief Accounting Officer

cc:
David A. Viniar, Chief Financial Officer
Thomas Pirolo, Engagement Partner, PricewaterhouseCoopers, LLP